Exhibit 3.1

Amendment to the Amended and Restated Bylaws

1.	Article II, Section 1 of the Amended and Restated Bylaws of Chattem, Inc. as amended prior to the date hereof (the “Bylaws”), shall be deleted in its entirety and in lieu thereof shall be inserted the following:

Section 1. Number and Composition. There shall be eight directors of the corporation. Compensation of the directors shall be determined by the board.

2.	Article II of the Bylaws shall be amended to add the following at the end thereof:

Section 9. Quorum. For there to be a quorum with respect to any board meeting or meeting of any committee of the board, at least 50% of the directors of the corporation, or committee members, must be present; provided, however, that at least 50% of such directors present for the purposes of determining a quorum must be directors who were designated by sanofi-aventis.

Section 10. Voting. Any act of the board requires the affirmative vote of a majority of the entire board (provided that there is a quorum). Any act of any committee of the board requires the affirmative vote of a majority of the entire committee (provided that there is a quorum).

3.	Except as specifically provided above, the Bylaws shall continue in full force and effect.